

January 3, 2011

Ms. Christina W. Hagan
Executive Vice President
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701

> **Re: Dawson Geophysical Company**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed November 23, 2010**
> **File No. 1-34404**

Dear Ms. Hagan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Business, page 2

Contracts, page 6

1.   We note your disclosure on page 8 that your order book consists of written orders or commitments for services that you believe to be firm. Please tell us how you have considered disclosing the dollar amount of backlog orders believed to be firm pursuant to Item 101(c)(viii) of Regulation S-K.

Notes to Financial Statements, page F-8

Note 1. Summary of Significant Accounting Policies, page F-8

Impairment of Long-Lived Assets, page F-9

2.   You indicate on page 4 that you own sufficient recording equipment, energy
        sources and ancillary vehicles to support 16 seismic crews. However, you
        indicate that at September 30, 2010, you had 12 active seismic crews, and in your
        fourth quarter earnings conference call, you indicate that you believe you will be
        able to maintain 12 active crews in fiscal 2011. Please provide us with a
        comprehensive analysis of your impairment conclusions related to your recording
        equipment, energy sources and ancillary vehicles at September 30, 2010 so that
        we can better understand your disclosure that no impairments were required
        during fiscal 2010.

Note 11. Net Income (Loss) per Common Share, page F-17

3.   We note that you do not appear to disclose the total number of anti-dilutive
        securities outstanding for each period for which an income statement is presented.
        Please tell us how you have considered the disclosure requirements of ASC 260-
        10-50-1(c).

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide, in writing, a statement from the
company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief